EXHIBIT 99.1

North American Construction Group Ltd. Announces Date of Annual General and Special Meeting

ACHESON, Alberta, March 19, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “Corporation”) (TSX: NOA / NYSE: NOA) today announced that its 2026 Annual General and Special Meeting of shareholders will be held on May 20, 2026. The record date for voting at the Annual General and Special Meeting has been set as April 13, 2026. A copy of the notice, agenda and associated materials will be distributed to shareholders by normal distribution methods prior to the meeting and will also be made available on the Corporation’s website at that time.

The Corporation also announced that the Board of Directors has adopted By-Law No.3 (“Advance Notice By-Law”), similar to the advance notice by-laws adopted by many other Canadian public companies, to provide a clear process for shareholders to follow for director nominations and will help ensure that all shareholders receive adequate notice and information about director nominees in order to exercise their voting rights in an informed manner.

The Advance Notice By-Law establishes the conditions and framework under which registered or beneficial owners of common shares of NACG may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a shareholder to NACG prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to NACG for the notice to be in proper written form in accordance with the Canada Business Corporations Act (the "Act").

The Advance Notice By-Law is effective immediately and will be placed before Shareholders for approval, confirmation and ratification at the next Annual and Special Meeting of Shareholders of the Corporation. Pursuant to the provisions of the Act, the Advance Notice By-Law will cease to be effective unless it is approved, ratified and confirmed by a resolution adopted by a majority of the votes cast by the shareholders of the Corporation at the Meeting.

The full text of the Advance Notice By-Law is available for review under NACG’s profile on SEDAR+.

About the Corporation

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

Forward-Looking Information

The information provided in this release contains forward-looking statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that NACG believes, expects or anticipates will or may occur in the future, including, but not limited to, failure of shareholders to ratify the Advance Notice By-Law. Although NACG believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and NACG cautions you to not place undue reliance upon forward-looking statements. NACG undertakes no obligation, other than those required by applicable law, to update or revise such forward-looking statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca and on our company website at www.nacg.ca.

For more information, contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca

Source: North American Construction Group Ltd.